Exhibit 99.1
DEBT COVENANT COMPLIANCE
As of October 31, 2012

Adjusted EBITDA:

(in 000s)	LTM (i)	Q3 FY12	Q4 FY12	Q1 FY13	Q2 FY13
Net Income	$10,290	$3,316	$2,643	$2,221	$2,110
Add Back:
Depreciation and Amortization	5,896	1,572	1,485	1,426	1,413
Income Tax Provision (Benefit)	3,867	2,041	(1,003)	1,477	1,352
Interest Charges	1,157	317	175	340	325
Non-Cash Charges (ii)	4,788	868	2,225	927	768
Adjusted EBITDA	$25,998	$8,114	$5,525	$6,391	$5,968
I. Consolidated Leverage Ratio
A. Total Long-Term Obligations and Notes Payable (iii)	$14,641
B. Adjusted EBITDA	$25,998
C. Consolidated Leverage Ratio (Line I.A / Line I.B)	0.56
Maximum Permitted	2.75x to 1
II. Consolidated Fixed Charge Coverage Ratio
A. Adjusted EBITDA
1. Consolidated Net Income	$10,290
2. Consolidated Interest Charges	$1,157
3. Provision for income taxes	$3,867
4. Depreciation expenses	$5,346
5. Amortization expenses	$550
6. Non-recurring non-cash reductions of Consolidated Net Loss	$4,788
7. Adjusted EBITDA (Lines II.A.1 + 2 + 3 + 4 + 5 + 6)	$25,998
B. Cash payments for taxes	$2,541
C. Maintenance Capital Expenditures	$2,000
D. Consolidated Interest Charges (except certain non-cash interest)	$442
E. Current portion of other long term debt (iv)	$20
F. Consolidated Fixed Charge Coverage Ratio ((Line II.A.7 - Line II.B - Line II.C) / (Line II.D + Line II.E)	46.4
Minimum required	1.75x to 1
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Notes:
(i) Last Twelve Months (Most Recent Four Fiscal Quarters)
(ii) Allowable add backs pursuant to Credit Facility Agreement

(iii)	Includes letters of credit of $4.6 million and subordinated debt
(iv) Represents current portion of other long-term debt as of October 31, 2012 and excludes subordinated debt